June 2, 2011

VIA EDGAR AND FAX

United States Securities and Exchange Commission
Attention:  Kevin L. Vaughn, Accounting Branch Chief
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Remedent, Inc.
Form 10-K for the year ended March 31, 2010 filed July 13, 2010
File No. 1-15975

Dear Mr. Vaughn:

This letter is in response to the Staff’s letter of May 19, 2011, and addresses the comments stated therein relating to the Company’s Form 10-K for the year ended March 31, 2010 (“Form 10-K”).

Form 10-K for the year ended March 31, 2010

Management’s Annual Report on Internal Control Over Financial Reporting, page 39

1.
We note from your response to prior comment one that you inadvertently referred to disclosures controls and procedures rather than internal controls over financial reporting.  Given that your disclosure controls and procedures did not identify this inadvertent error, it is unclear why you believe that your disclosure controls and procedures were effective.  Please note that Rule    13(a)-15(e) of the Exchange Act states that the term disclosure controls means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Please advise.

RESPONSE: We acknowledge Staff’s comment.  In response to Staff’s comment, we will amend the Form 10-K to state that since our disclosure controls and procedures did not indentify our inadvertent reference to “disclosure controls and procedures” instead of “internal controls over financial reporting” (as required under Item 308T  of Regulation S-K)  under Item 9A(T). of the original Form 10-K filed with the SEC on July 13, 2010,  our principal executive officer and principal financial officer have concluded that  our disclosure controls and procedures were not effective as of March 31, 2010.  In addition, we will amend the Form 10-K to revise the disclosure under Item 9A(T). to include the required wording and language as it relates to management’s annual report over financial reporting.  The proposed revised disclosure for Item 9A(T). is set forth as an attachment to this letter.

United States Securities and Exchange Commission
June 2, 2011

2.	We note from your response to prior comment two that your CFO is based in the U.S. but periodically is involved in your other locations. Please address the following:

•
Tell us how often your CFO travels to your non-U.S. locations, and how often he interacts with the accountants at each of your subsidiaries.  Tell us how often he is involved in day to day operations and management of your accounting function and financial reporting.

•	Provide us with further details regarding how often he was involved in resolving complex accounting issues in fiscal years 2009 and 2010.

•	For those times when he is able to be involved in resolving complex accounting issues, please tell us what other procedures you have in place to ensure compliance with U.S. GAAP.

•	Describe fully his involvement in the accounting for restructuring of the OTC business.

RESPONSE: We acknowledge Staff’s comment. Our CFO travels to all non US locations on a regular basis.  For example, in the past year he visited our European location 4 times and our Asian location twice. The duration of these visits are in the range of minimum one week per location per trip.

During these trips, our CFO plays his role more as a controller than actually preparing entries or processing invoices. The primary purpose of his site visits are to double check on how the accounting is locally handled and to check if adequate procedures are in place. Besides the accounting side, our CFO will also check on the status of the day-to-day business. Meetings are held with local management to discuss the day-to-day business and to evaluate/improve the operations.

In addition to physical visits, our CFO is in almost daily contact with our overseas locations by telephone/Skype, and email, including communicating reporting deadlines, discussing accounting issues and/or other general issues. Besides these internal communications, our CFO is also frequently in communication with either new or existing shareholders.

Our CFO has been directly involved in resolving all complex accounting issues in 2009 and 2010 by obtaining an understanding of the accounting issues, through research provided by external consultants, communicating with our overseas locations both in person and remotely, and interacting with the accounting department, external consultants and our auditors in order to address issues and ensure compliance with US GAAP.

In connection with the accounting for restructuring of the OTC business, our CFO organized a task force to address the accounting issues for restructuring the OTC Business.  Several meetings were held to discuss and obtain understandings on the accounting side of the transaction, in cooperation with external consultants and the internal accounting department. During the process, our CFO followed up closely and monitored the progress. Finally, our CFO took a leading role in communicating specifics of the OTC restructuring to shareholders and other interested external parties.

United States Securities and Exchange Commission
June 2, 2011

Note 3 - Restructuring of OTC Business, page F-14

3.
We note from your response to our prior comment four that you do not believe that FASB ASC paragraph 810-10-55-4C was applicable at the time of your OTC business restructuring transaction.  Please note that FASB ASC paragraph 810-10-55-4C codified paragraph 33 of ARB 51.  Given that the effective date of ARB 51 was August 1959, it is unclear as to why you believe that it was not applicable at the time of the OTC business transaction.  Please advise.

RESPONSE:  We acknowledge Staff’s comment.  FASB 160 was effective for the first annual reporting period beginning after December 15, 2008 and early adoption was prohibited. FASB 160 (now FASB ASC 810) amended ARB 51 inasmuch that prior to FASB 160, the gain or loss on disposition of part of a subsidiary were recognized in income.  Under FASB 160, the gain or loss is not recorded in income, rather it is recorded as a capital transaction, in equity.  Because the OTC transaction occurred before the effective date of FASB 160, we believe that the gain on the OTC transaction has been appropriately recorded in the Company’s income statement, in accordance with ARB 51 since management viewed this transaction similar to a sale of an interest in subsidiary whereby the Company has a controlling interest both before and after the transaction and accordingly recorded the excess purchase price over the interest sold as a gain in the income statement.

Note 13 - Licensed Patens, page F-21

Teeth Whitening Patents, page F-21

4.
We note your response to prior comment 10.  Your prior response did not explain your basis for continuing to record the teeth whitening patents in your financial statements.  Given that it appears that your legal rights to the patent were terminated on March 31, 2006, please explain why it is appropriate under U.S. GAAP to record the patent in your financial statements.  Please advise or revise your future filings accordingly.

RESPONSE:  We acknowledge Staff’s comment. The legal rights to the patent expired on March 31, 2006, however management believed that continued amortization of the patent was appropriate, as explained in our previous response. However, in response to SEC comments, we have reconsidered our position and determined to write off the patent in our upcoming Annual Report on Form 10-K for year ended March 31, 2011. We will also revise our disclosures in future filings to more clearly explain our accounting treatment.  Management has also reviewed the accounting from 2006 to date and believes that any adjustment would have been immaterial to the previously reported quarterly and annual financial statements.

United States Securities and Exchange Commission
June 2, 2011

If you have any questions or for further discussions relating to this matter please feel free to contact Scott Bartel at 916-930-2513 or  Deborah Seo at 415-299-2101 at Locke Lord Bissell & Liddell LLP.

Sincerely, /s/ Stephen Ross Stephen Ross, Chief Financial Officer

United States Securities and Exchange Commission
June 2, 2011

Attachment to Response to Number 1

Item 9A(T).  Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, as of the end of the period covered by this report, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, relating to the Company, including our consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2010, our disclosure controls and procedures were not effective since it did not indentify the inadvertent  reference to “disclosure controls and procedures” instead of “internal control over financial reporting” and omission of the identification of the framework  in the disclosure relating to the Management’s Annual Report on Internal Control Over Financial Reporting under Item 9A(T). of our original Form 10-K for year ended March 31, 2010 filed with the SEC on July 13, 2010 (“Original Filing”). This Amendment is being filed to correct the inadvertent reference and to include the required language and information under Item 9A(T). of the Original Filing.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2010, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of March 31, 2010 based on the COSO criteria.

United States Securities and Exchange Commission
June 2, 2011

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c) Changes in Internal Controls over Financial Reporting

In connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, there was no change identified in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.